EXHIBIT 99.1

Endeavour Silver’s Terronera Mine Startup Advancing Well, Averaging Over 1,800 Tonnes Per Day in July

VANCOUVER, British Columbia, Aug. 05, 2025 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. ("Endeavour" or the "Company") (NYSE: EXK; TSX: EDR) is pleased to report steady progress at its Terronera mine in Jalisco state, Mexico.

For the month of July, a total of 57,080 tonnes were milled at Terronera, an average of 1,841 tonnes per day (tpd). Since completing the commissioning phase, throughput has rapidly increased with current milling rates between 1,900 and 2,000 tpd as adjustments to improve recoveries are ongoing in the grinding and flotation circuits. Since July 16, silver and gold recoveries have averaged 71% and 67%, respectively, while processing lower grade material.

Higher-grade material is scheduled for processing soon, while optimization efforts continue. The introduction of higher-grade material is expected to directly enhance recoveries. As higher recoveries are attained, the focus will shift to increasing the milling rate to sustain the designed throughput of 2,000 tpd.

“We are very pleased with how well startup has progressed,” commented Don Gray, Chief Operating Officer. “Our Terronera team has really taken ownership with the mill startup and throughput increase, while simultaneously managing the challenges that arise in the early startup phase. Our focus on implementing our business readiness plan has well-positioned us for successful operation of Endeavour's next core asset.”

With each phase of the mill ramp-up advancing, Terronera continues to move steadily toward its targeted sustainable production levels and, ultimately, commercial production.

About Endeavour Silver: Endeavour is a mid-tier precious metals company committed to sustainable and responsible mining practices. With operations in Mexico and Peru, and the development of the new cornerstone mine in Jalisco State, the Company aims to contribute positively to the mining industry and the communities in which it operates. In addition, Endeavour has a portfolio of exploration projects in Mexico, Chile, and the United States, which has helped it achieve its goal of becoming a premier senior silver producer.

Qualified Person

Dale Mah, P.Geo., Vice President Corporate Development, a qualified person under NI 43-101, has approved the scientific and technical information related to operations matters in this news release.

Contact Information

Allison Pettit, Director of Investor Relations
Tel: (604) 640 4804
Email: apettit@edrsilver.com
Website: www.edrsilver.com

Cautionary Note Regarding Forward-Looking Statements

This news release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended, and "forward-looking information" within applicable Canadian securities legislation. Such forward-looking statements and information herein include but are not limited to statements regarding the Company’s plans for the Terronera Project, the Company’s areas of focus for the Terronera Project, the Terronera Project's forecasted operations, costs and expenditures, the Company’s future growth and value creation and the timing and results of various related activities. The Company does not intend to and does not assume any obligation to update forward-looking statements or information other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties, and other factors that may cause Endeavor's actual results, level of activity, production levels, performance, or achievements, and its operations to be materially different from those expressed or implied by such statements. Such factors include but are not limited to unexpected changes in production and costs guidance; the ongoing effects of inflation and supply chain issues on the Terronera Project economics; changes in national and local governments’ legislation, taxation, controls, regulations and political or economic developments in Canada, Chile, the USA and Mexico; financial risks due to precious metals prices; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining (including, but not limited to, environmental hazards, industrial accidents, unusual or unexpected geological conditions, pressures, cave-ins and flooding); adequate insurance, or inability to obtain insurance; availability of and costs associated with mining inputs and labour; the speculative nature of mineral exploration and development; risks in obtaining necessary licenses and permits; continued compliance with the project loan debt facility; fluctuations in the prices of silver and gold; fluctuations in the currency markets (particularly the Chilean sol, Mexican peso, Chilean peso, Canadian dollar and US dollar); challenges to the Company's title to properties; as well as those factors described in the section "risk factors" contained in the Company's most recent form 40F/Annual Information Form filed with the SEC and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Company's mining operations, no material adverse change in the market price of commodities, forecasted Terronera mine economics as of 2025, mining operations will operate and the mining products will be completed under management's expectations and achieve their stated production outcomes, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, other factors may cause results to be materially different from those anticipated, described, estimated, assessed, or intended. There can be no assurance that any forward-looking statements or information will be accurate, as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.